3256 CM

[redacted]

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15046922

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 34889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Monument Square
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

207.775.0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, JR. CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/10

OATH OR AFFIRMATION

I, Bradly C McCutcheon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

as noted on accounts

Bradly C McClean
Signature

President
Title

Deborah Dickinson Milite
Notary Public

DEBORAH DICKINSON MILITE
A NOTARY PUBLIC OF MAINE
MY COMMISSION EXPIRES JANUARY 30, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Maine Securities Corporation
16 Monument Square
Portland , ME 04101-4032

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Maine Securities Corporation as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Maine Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Securities Corporation as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Maine Securities Corporation financial statements. The Net Capital Computation is the responsibility of Maine Securities Corporation 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Maine Securities Corporation
Balance Sheet
As of December 31, 2014

Accrual Basis

		Dec 31, 14
ASSETS		
Current Assets		
Checking/Savings		
1100 · Checking/Savings		
1150 · Federated Treasury	617.04	
1160 · SW MSC Checking	20,465.27	
1190 · SWS Equity Account MMF	66,756.55	
Total 1100 · Checking/Savings		87,838.86
Total Checking/Savings		87,838.86
Accounts Receivable		
1200 · Receivables		
1260 · Commissions Receivables	80.92	
1270 · Other Receivables	18.00	
Total 1200 · Receivables		98.92
Total Accounts Receivable		98.92
Other Current Assets		
1300 · Prepaid Expenses		
1360 · Prepaid Regulatory Fees	3,377.41	
1370 · Prepaid Expenses - Other	16,999.40	
Total 1300 · Prepaid Expenses		20,376.81
1400 · Investments		
1450 · Marketable Securities	222,720.26	
Total 1400 · Investments		222,720.26
1500 · Other Current Assets		
1550 · Clearing Deposit SWS	25,000.00	
1560 · Employee Loans	12,000.00	
1565 · Reserve for Uncollectible	-12,000.00	
Total 1500 · Other Current Assets		25,000.00
Total Other Current Assets		268,097.07
Total Current Assets		356,034.85
Fixed Assets		
1600 · Fixed Assets		
1650 · Property and Equipment	23,649.08	
1660 · Accumulated Depreciation	-23,303.00	
Total 1600 · Fixed Assets		346.08
Total Fixed Assets		346.08
Other Assets		
Error Account		25.00
1900 · Deferred Taxes		46,200.00
Total Other Assets		46,225.00
TOTAL ASSETS		**402,605.93**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 · Accounts Payable		
2010 · Accounts Payable	4,100.20	
Total 2000 · Accounts Payable		4,100.20
Total Accounts Payable		4,100.20
Other Current Liabilities		
2040 · Other Accrued Expenses		2,991.58

Accrual Basis

Maine Securities Corporation
Balance Sheet
As of December 31, 2014

	Dec 31, 14
2050 · Current Liabilities	
2055 · Due to Owner	112,135.62
Total 2050 · Current Liabilities	112,135.62
Total Other Current Liabilities	115,127.20
Total Current Liabilities	119,227.40
Long Term Liabilities	
2900 · Deferred Tax Liability	3,600.00
Total Long Term Liabilities	3,600.00
Total Liabilities	122,827.40
Equity	
3100 · Common Stock	100.00
3200 · Capital Contributions	339,552.92
3900 · *Retained Earnings	-80,417.10
Net Income	20,542.71
Total Equity	279,778.53
TOTAL LIABILITIES & EQUITY	402,605.93

Maine Securities Corporation
Profit & Loss
January through December 2014

Accrual Basis

		Jan - Dec 14
Ordinary Income/Expense		
Income		
4000 · Commission Southwest		59,937.89
4020 · Commission Mutual Funds		285.80
4025 · 529 Compensation		1,202.85
4030 · Reimbursed Expenses		349.86
4050 · Dividend Income Nonqualifying		17.64
4060 · Dividend Income Qualifying		6,797.06
4070 · Insurance Income		233.58
4105 · Investment Advisory Fees		1,430.00
4130 · 12(b)1 Income		1,616.24
4145 · Realized Gain/Loss		7,220.00
4150 · Unrealized Gain/Loss		24,075.45
4190 · Miscellaneous Income		385.00
Total Income		103,551.37
Gross Profit		103,551.37
Expense		
SWS Ticket/Clearing Charges		9,701.28
5110 · Commissions Hirshon		3,637.84
6120 · Bank Service Charges		100.00
6125 · Client Development		4,419.33
6150 · Depreciation Expense		199.70
6175 · Error Account Gain (Loss)		13.71
6180 · Insurance		
6185 · Liability Insurance	411.00	
6195 · Health Insurance	1,671.44	
6420 · Work Comp	492.86	
Total 6180 · Insurance		2,575.30
6250 · Postage and Delivery		1,190.00
6265 · Regulatory Fees		6,123.53
6270 · Professional Fees		
6280 · Legal Fees	798.04	
6650 · Accounting	3,500.04	
Total 6270 · Professional Fees		4,298.08
6290 · Rent		12,000.00
6340 · Telephone		7,076.00
6350 · Travel & Ent		
6380 · Travel	333.32	
Total 6350 · Travel & Ent		333.32
6550 · Office Supplies		701.00
6560 · Payroll Expenses		803.27
6790 · Salaries and Wages		
Officers	6,500.00	
6790 · Salaries and Wages - Other	20,328.55	
Total 6790 · Salaries and Wages		26,828.55
6820 · Taxes		
6840 · Local	91.04	
6870 · Payroll Taxes	2,669.45	
6880 · Foreign Withholding	247.26	
Total 6820 · Taxes		3,007.75
Total Expense		83,008.66
Net Ordinary Income		20,542.71
Net Income		20,542.71

Maine Securities Corporation
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	20,542.71
Adjustments to reconcile Net Income to net cash provided by operations:	
1200 · Receivables:1260 · Commissions Receivables	220.98
1200 · Receivables:1270 · Other Receivables	-18.00
1300 · Prepaid Expenses:1360 · Prepaid Regulatory F...	158.09
1300 · Prepaid Expenses:1370 · Prepaid Expenses - O...	462.00
1400 · Investments:1450 · Marketable Securities	-101,489.83
2000 · Accounts Payable:2010 · Accounts Payable	3,057.17
2000 · Accounts Payable:2020 · Commissions Payable	-415.00
2040 · Other Accrued Expenses	500.08
2050 · Current Liabilities:2055 · Due to Owner	11,765.17
Net cash provided by Operating Activities	-65,216.63
INVESTING ACTIVITIES	
1600 · Fixed Assets:1660 · Accumulated Depreciation	199.70
Error Account	13.71
1700 · Other Assets:1770 · NASDAQ Stock	119,400.00
Net cash provided by Investing Activities	119,613.41
Net cash increase for period	54,396.78
Cash at beginning of period	33,442.08
Cash at end of period	**87,838.86**

MAINE SECURITIES CORPORATION
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance, Beginning of Period, January 1, 2014	$ 339,653	$ (80,418)	$ 259,236
Net Income for the year ended December 31, 2014	-	20,543	20,543
Contributions to Equity	-	-	-
Distributions from Equity	-	-	-
Prior Period Adjustment	-	-	-
Balance, End of Period at December 31, 2014	$ 339,653	$ (59,875)	$ 279,779

Accompanying footnotes are an integral part of the financial statements.

MAINE SECURITIES CORORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Maine Securities Corporation, (the "Company"), is incorporated in the State of Maine engaged in the securities broker-dealer business in the sale of stocks, bonds and all other securities of every nature and description. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company also does business as a Registered Investment Advisory and as a licensed life and health insurance agency. The activities of all these operations are included in these financial statements. The Company introduces customers to independent clearing brokers of a fully disclosed basis. Those customer accounts are held and maintained by the clearing broker. The Company also submits many of its mutual fund accounts directly to the finds on an "application way" basis. In such instances those accounts are held by the respective mutual fund companies. From time to time the Company also raises capital for local businesses through private placements. Customers of the Company's private placements usually are not introduced to the clearing firm.

Description of Business

The Company, located in Portland, Maine, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services rendered.

Depreciation

Depreciation is calculated using the double declining and straight line methods.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Property and equipment	3 – 7 years	$ 23,649
Less – accumulated depreciation		(23,303)
Total		$ 346

Depreciation expense was $199.70 for the year December 31, 2014 and is included in the operating expenses in the accompanying statement of income.

MAINE SECURITIES CORORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE G – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2014		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	247,720.26	247,720.26
Total	$ 247,720.26	$ 247,720.26

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

MAINE SECURITIES CORORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2014		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	247,720.26	247,720.26
Total	$ 247,720.26	$ 247,720.26

NOTE H – RENT

The amount of rent for December 31, 2014 was $12,000.00

NOTE I – RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company owed its sole stockholder $112,135.60 on a non-interest bearing, unsecured loan.

NOTE J - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Maine Securities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 259,236.00
Nonallowable assets:		
Prepaid Expense	0.00	
Property and equipment	0.00	
Other Assets	92,853.39	(92,853.39)
Other Charges		
Haircuts	33,481.00	
Undue Concentration	17,456.00	(50,937.00)
Net allowable capital		$ 115,445.61

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 7,198.26
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 65,445.61

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 107,920.00
Percentage of aggregate indebtedness to net capital	93.48%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 141,994.00
Adjustments:	
Change in Equity (Adjustments)	(26,548.39)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	115,445.61
Reconciled Difference	$ (0.00)

See accountant's audit report

Maine Securities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Maine Securities Corp.
15 Monument Square
Portland, ME 04101

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Maine Securities Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Maine Securities Corp. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Maine Securities Corp. stated that Maine Securities Corp.. met the identified exemption provisions throughout the most recent fiscal year without exception. Maine Securities Corp's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maine Securities Corp's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

Maine Securities Corporation
15 Monument Square
Portland, ME 04101-4023
207.775.0800
207.775.[illegible] (fax)
[illegible]

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Maine Securities Corp. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Maine Securities Corp. did not hold customer securities or funds at any time during this period and does business as a full service broker/dealer, transacting in stocks, bonds, options, municipal securities, mutual funds, private placements, and other regulated and exempt securities. Maine Securities Corporation's past business has been of similar nature and has complied to this exemption since its inception, 1986.

Bradley McCurtain, the president of Maine Securities Corporation, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Bradley McCurtain has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Maine Securities Corp.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 207.775.0800.

Very truly yours,

Bradley C McCurtain

Maine Securities Corporation
Bradley C. McCurtain
President